October 17, 2005

Via Facsimile ((404) 253-8253) and U.S. Mail

Paul J. Nozick, Esq.
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA  30509

Re:	National Housing Partnership Realty Fund Two
    Schedule 13E-3
    File No. 005-54057
    Filed September 23, 2005

    Preliminary Proxy Statement on Schedule 14A
    Filed September 23, 2005
	File No. 000-14458

Dear Mr. Nozick:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

Item 16.  Exhibits
1. Please file the purchase agreement relating to the sale of the San
Juan del Centro property.

Schedule 14A
2. Please advise as to whether the company is providing financial information in accordance with Item 14 of Schedule 14A. See also Telephone Interpretation I.H.6 of the July 2001 Supplement to the Division`s Manual of Publicly Available Telephone Interpretations available on our website at www.sec.gov. In this regard, it would appear that you need to deliver the information required by Item 12 of Form S-4.  Please advise.

Letter to Limited Partners
3. Please quantify here and elsewhere in the consent solicitation the costs associated with remarketing the local partnership interests (refer to the fourth bullet point following the eighth paragraph of this letter).
4. Quantify the costs described in the eleventh bullet point.
5. Refer to the thirteenth bullet point. Explain why your reference to the tax depreciation expense of fixed assets put into service in
2001 is disclosed for 2002 and 2004 but not for 2003.
6. Refer to the fourteenth bullet point. Explain why distributions to limited partners are limited to $12,270 annually but are not limited in connection with the distribution of the proceeds of the sale of the subject property.

Summary
7. Generally revise your summary to delete duplicative disclosure.
8. Please state the date by which you expect to tabulate the consents to determine if the required approval of the limited partners has been obtained.
9. Please quantify the costs associated with your status as a reporting company, as disclosed in the sixth bullet point in this summary. Also explain supplementally, with a view toward possible revised disclosure, why the number of limited partners is decreasing, given the lack of a trading market for your securities.
10. Regarding your initial definition of the "Affiliated Parties" on page 2, please amend your document to identify all of the parties to which you refer and to include all of the filing parties. We note that National Corporation for Housing Partnerships is a filing person but appears to have been omitted from the group of entities defined as Affiliated Parties. Note additionally that each filing party is required to comply with all of the requirements of Schedules 13E-3 and 14A. Please revise your filing as necessary.
11. We note your disclosure regarding the "currently favorable" conditions for you to sell the subject property in the last paragraph of page 2. It appears that some of the conditions (the interest rate environment, and the available tax benefits) may have been present for more than one year. Please explain how those conditions are currently more favorable to the sale.
12. Refer to the penultimate paragraph on page 6. Describe the timing of obtaining the requisite consents to consummate the sale of the subject property. Also, disclose whether you have applied for the necessary HUD approvals described here.

Special Factors

Background
13. Please specify the timing of each development described in this section. For example, when did the general partner consider the advantages and disadvantages of continuing the operations of the partnership in its current structure? When did the general partner consider whether to sell the subject property to third parties or to an affiliate?
14. Refer to the third paragraph under the caption "Costs Associated with Being a Public Company." You state that the property will receive the low income housing tax credits "if the application can be amended..." Explain what prevents you at this time from amending the application for tax credits.
15. We note that the Tax Credit Fund will purchase a majority interest in the Purchaser Assignee for approximately $8.3 million. Please explain why that is not the purchase price of the subject property.
16. Refer to the last paragraph on page 9. It appears that the interest rate of the first and second mortgage loans is based on the same treasury bill rate plus a spread that varies by 5 basis points, yet the rate variation between the loans appears to be 50 basis points. Please reconcile.
17. On the same paragraph, disclose when you expect to obtain a commitment reflecting the terms of the mortgages described.
18. Please quantify the benefits that AIMCO and its affiliates will realize, as described in the second full paragraph of page 10.

Sale Proceeds and Estimated Federal Income Tax Consequences, page
11
19. Given that you made your filings in late September, please update the estimates in this section and in the risk factors section to a date more recent than July 31, 2005.

Risks Associated with the Sale, page 12
20. Please tell us whether you considered applying the concepts of plain English to the second risk factor in this section.
21. With respect to the various fees to be paid to AIMCO and its affiliates described in the paragraph entitled "If the sales occur,
AIMCO and its affiliates will receive fees that other partners will not receive," disclose whether the fees are comparable to the fees that may have been due had the partnership used unaffiliated third parties to perform the stated services (i.e., the lease-up review fee, and the syndication fees).
22. Please explain the additional share of net sales proceeds from a future sale of the subject property to be received by the AIMCO affiliate.

Risks Associated with the Failure to Consummate the Sale, page 15
23. Refer to the first risk factor in this section. Disclose who is the holder of the defaulted note and the reason for the default. Also, disclose the likelihood that the holder of the note will exercise its default remedies prior to the sale of the subject property.

Risks Associated with the Failure to Consummate the Term
Extension,
page 17
24. Please describe and quantify the "significant additional costs associated with" a sale of the local partnership interests, as disclosed in the factor entitled "A failure to consummate the sale prior to December 31, 2005 will result in the termination of the partnership on December 31, 2005 and liquidation of the partnership`s assets..."

Reasons for and Fairness of the Proposals
Reasons for the Proposals, page 17
25. Please refer to the penultimate paragraph of page 18. Tell us, with a view toward revised disclosure, whether the sale to an affiliate qualifies the property to continue yielding tax credits and tax-exempt financing as described in the referenced paragraph.
26. Please explain why the property may generate taxable income but not enough cash to be distributed to limited partners to pay the resulting tax liabilities, as disclosed under the caption "Future taxable income may exceed distributions" on page 20.

Fairness of the Proposals

Negative Factors Considered
27. Please revise the second bullet point to present information arranged by topic instead of including unrelated topics within the same bullet point. In addition, please describe here the fees that the affiliated parties will receive in connection with the planned sale.

Appraisal of the Property
28. Please list the six sales, and related terms, described under the
caption "Valuation under sales comparison approach."
29. Under the caption "Valuation under income capitalization approach," explain what the appraiser considered an "appropriate capitalization rate" and disclose the rate used.
30. Explain how the assumptions used in connection with the income approach were derived. Describe how the assumptions used compare with industry averages for similar properties.
31. Please clarify in the last paragraph of this section that the appraisal report is also filed as an exhibit to your Schedule 13E-3 and is available on our website.

No Recommendation by the General Partner, page 27
32. We note that the general partner recommends that the sale of the subject property at this time is the prudent course of action (page
18). Throughout the remainder of the disclosure, you state that you offer no recommendation as to whether or not limited partners should adopt the sale. Please clarify what you are recommending versus what you are not, i.e., are you not recommending the sale to affiliates, but do recommend the sale of the property now, at this time? Please conform the rest of your document, including the appropriate risk factors to the revised disclosure.

The Amendment, page 28
33. Please provide us supplementally a copy of the current partnership agreement.
34. Please disclose the number of consents required for approval of this amendment.

The Sale, page 28
35. Please provide here the meaning of defined terms such as "Inspection Period," "Lender Consent Contingency," and
"Partnership
Approval Contingency Period."

Closing
      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from each participant acknowledging that:

* the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact me at (202) 551-3619 with any questions.
You
may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

								Sincerely,



								Daniel F. Duchovny
								Attorney-Advisor
								Office of Mergers &
Acquisitions
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Paul J. Nozick, Esq.
Alston & Bird LLP
October 17, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE